SUTHERLAND ASBILL & BRENNAN LLP 700 Sixth Street, NW, Suite 700 Washington, DC 20001-3980 202.383.0100 Fax 202.637.3593 www.sutherland.com

July 21, 2016

Via Edgar

Dominic Minore

Jeffrey Long

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Re:	GSV Capital Corp. Registration Statement on Form N-2 (File No. 333-191307)

Dear Messrs. Minore and Long:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, GSV Capital Corp. hereby respectfully requests that the above-captioned registration statement, including all amendments thereto, be ordered effective on July 25, 2016, at 4:00 p.m., or as soon thereafter as practicable.

GSV Capital Corp.

By:	/s/	William Tanona
William Tanona
Chief Financial Officer